SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2003 and December 31, 2002 and
for the year ended December 31, 2003

Commission file number 1-1373

A.  Full title of the plan and the address of the plan if
different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

B.  Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY
1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS

Pages
Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of net assets available for benefits
as of December 31, 2003 and December 31, 2002	1

Statement of changes in net assets available for benefits
for the year ended December 31, 2003	2

Notes to financial statements	3-9

Supplemental Schedule:

Schedule H, Line 4i - Schedule of assets (held at end of year)	10

Exhibits to Annual Report on Form 11-K	11

Signatures	12

NOTE:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Modine Manufacturing Company
Pension Benefits Committee
Racine, Wisconsin

We have audited the accompanying statement of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 4, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
the Modine 401(K) Retirement Plan
for Salaried Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modine 401(K) Retirement Plan For Salaried Employees (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2002 and Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, IL
June 3, 2003

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFTIS

December 31, 2003 and 2002

	2003	2002
ASSETS

Investments (Note 3)	$ 65,600,780	$ 42,646,282

Receivables:
Employer contributions	-	66,571
Participant contributions	-	201,998
Accrued interest and dividends	2,809	5,204

Total receivables	2,809	273,773

LIABILITIES

Due to broker	-	279,867

Net assets available for benefits	$ 65,603,589	$ 42,640,188

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

Additions:
Investment income:
Net appreciation in fair value of investments	$ 14,782,007
Interest	43,617
Dividends	228,729
Total investment income	15,054,353
Contributions:
Participant	6,213,428
Employer	1,957,341
Rollover contributions	435,787
Total contributions	8,606,556
Transfers (Note 10)	2,268,968
Total additions	25,929,877
Deductions:
Distributions to participants	2,952,122
Administrative costs	14,354
Total deductions	2,966,476
Net increase in net assets available for benefits	22,963,401
Net assets available for benefits:
Beginning of year	42,640,188
End of year	$ 65,603,589

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

1. Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company, ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as Participants. The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Plan Participants enter into a salary reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve investment alternatives. Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company currently makes matching contributions equal to 50% of employee contributions up to 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund. During the Plan year, the Company did not make any discretionary contributions.

Participant and Company contributions are subject to certain statutory limitations.

C. Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an Employment Commencement Date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an Employment Commencement Date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. All Thermacore, Inc. employees who were employed on or before December 31, 2001 shall be 100% vested in their Matching Account. A year of service is defined as 1,000 or more hours of service in a Plan year.

E. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

F. Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G. Withdrawals

The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, or termination on or after age 55. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

H. Forfeited Accounts

At December 31, 2003 forfeited nonvested accounts totaled $15,105. These accounts will be used to pay Plan expenses for the Plan Year in which the forfeitures are to be used. Any remaining forfeitures are used to reduce the Employer Matching Contributions.

I. Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

J. Trustee

As of December 31, 2003 and 2002, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company, Milwaukee, Wisconsin.

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with U.S. generally accepted accounting principles.

B. Investment Valuation

Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2003	December 31, 2002
Units	566,683	497,914
Market Price	$ 17,946,289	$ 10,198,065

Investments held in the other eleven funds are stated at the market value of units held by the Plan as of the last trading day of the period, as reported by the managers of the respective fund.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

C. Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

D. Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies, continued

E. Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

F. Use of Estimates

Financial statements prepared in conformity with U. S. generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2003	December 31, 2002
M&I Diversified Stock Fund, 193,733 and 172,746 units, respectively	$ 4,926,402	$ 3,387,897
M&I Growth Balanced Fund, 140,281 and 117,616 units, respectively	3,132,563	2,182,675
Vanguard Index Trust 500 Portfolio Fund, - and 97,247 units, respectively	-	7,891,616
Vanguard Institutional Index Fund, 117,883 and - units, respectively	11,998,092	-
Managers Special Equity Fund, 61,017 and 47,042 units, respectively	4,789,212	2,591,065
M&I Diversified Income Fund, 245,330 and 184,500 units, respectively	4,561,638	3,158,605
Legg Mason Value Fund, 79,193 and 54,975 units, respectively	4,613,787	2,231,455
Marshall Mid-Cap Value Fund, 206,542 and -- units, respectively	2,852,340	-
Marshall Money Market Fund, 4,633,884 and 5,223,596 units, respectively	4,633,884	5,223,596
Investment in Modine Company Stock Master Trust Fund, 566,683 and 497,914 units, respectively	17,946,289 *	10,198,065 *

* Participant and non-participant directed

NOTES TO FINANCIAL STATEMENTS, continued

3. Investments, continued

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,782,007 as follows:

Mutual Funds	$ 8,393,342
Master Trust Investment	6,388,665
$ 14,782,007

4. Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2003 and 2002 is as follows:

	Plan's Share of Master Trust's Net Assets
	2003	2002
Modine Company Stock Master Trust Fund	57.09%	56.50%

The following assets are held in the Modine Company Stock Master Trust Fund at December 31, 2003 and December 31, 2002:

	2003	2002
Modine Common Stock	$ 30,292,712	$ 17,394,114
Receivables, net	551	648
Cash and cash equivalents	886,431	493,810
Due from Modine 401(k) Plans	-	161,271
Due from broker	254,514	-
Total	$ 31,434,208	$ 18,049,843

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2003 is as follows:

Net appreciation in fair value of Modine Common Stock	$ 10,469,039
Interest	6,198
Dividends	585,975
Total	$ 11,061,212

NOTES TO FINANCIAL STATEMENTS, continued

5. Nonparticipant -Directed Investments

The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2003	December 31, 2002
Net Assets:
Modine Common Stock	$ 14,463,495	$ 8,183,401
	Year Ended
	December 31, 2003
Changes in Net Assets:
Contributions	$ 1,957,341
Net appreciation/(depreciation)	4,851,147
Benefits paid to Participants	(528,394)
	$ 6,280,094

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan. All Participants would become 100% vested upon Plan termination.

7. Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes. The Plan currently has not received a tax determination letter from the IRS; however an IRS "prototype" letter has been obtained by Marshall & Ilsley Trust Company, who is the service provider of the original Plan instrument, stating that the original Plan instrument is acceptable under Section 401 of the Internal Revenue Code. A request has been initiated with the IRS for a tax determination letter for the Plan. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Risks and Uncertainties

The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2003, approximately 34% of the Plan's assets were invested in Modine Manufacturing Company common stock, through the Modine Company Stock Master Trust Fund.

NOTES TO FINANCIAL STATEMENTS, continued

9. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. At December 31, 2003 and 2002, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley is the Plan Trustee, and Modine Manufacturing Company is the Plan Administrator, therefore these investments and transactions therein are considered party-in-interest. Participants are also allowed to take loans from their accounts in the Plan, and these loans also qualify as party-in-interest investments. At December 31, 2003 and 2002, the value of party-in-interest investments was $38,722,195 and $24,802,744, respectively. Administrative fees in the amount of $10,704 were paid from the Plan to Marshall & Ilsley Trust Company. Loan processing fees in the amount of $3,650 were paid by Participants to Marshall & Ilsley Trust Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

10. Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.

Participants of the Modine Employee Stock Ownership Plan ("Modine ESOP Plan") are also allowed to transfer funds from the Modine ESOP to the Modine 401(k) Retirement Plan for Salaried Employees. The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2003 resulted from these types of transfers.

SUPPLEMENTAL SCHEDULE

MODINE 401(K) RETIREMENT PLAN

FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

__________

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value

*	Marshall Funds, Inc.	Marshall Money Market Fund (interest bearing cash)	4,633,884	**	$ 4,633,884

*	Marshall & Ilsley Trust Company	Diversified Income Fund Growth Balanced Fund	245,330 140,281	** **	4,561,637 3,132,563
		Diversified Stock Fund	193,733	**	4,926,402

	The Vanguard Group	Vanguard Institutional Index Fund	117,883	**	11,998,092

	The Managers Funds, L.P.	Special Equity Fund	61,017	**	4,789,212

	American Century World Mutual Funds, Inc.	Twentieth Century International Growth Fund	367,420	**	2,917,312

	Legg Mason	Value Fund	79,193	**	4,613,787

	MFS Massachusetts Investors	Growth Fund	143,140	**	1,620,347

	Dodge and Cox	Dodge and Cox Stock Fund	8,260	**	939,835

*	Marshall Funds, Inc.	Marshall Mid-Cap Value Fund	206,452	**	2,852,340

*	Modine Manufacturing Company	Common Stock and Marshall Money Market Fund	566,683	$14,738,057	17,946,289

*	Participant Loans	5.25 - 11.00% interest rate, various maturity dates			669,080

					$65,600,780

* Represents party in interest to the Plan.

** Investments are Participant directed; cost not required to be disclosed.

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

4	Modine 401(k) Retirement Plan for Salaried Employees (Incorporated by reference to Exhibits 99(a) to the companies filing of Form S-8 dated October 26, 1998).

23	Consents of Independent Registered Public Accounting Firms, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

June 28, 2004	/s/Dave. B. Spiewak
Date	Committee Member - Dave B. Spiewak

/s/Roger L. Hetrick
Committee Member -- Roger L. Hetrick

/s/Dean R. Zakos
Committee Member -- Dean R. Zakos

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100772 on Form S-8 of the Modine Manufacturing Company, our report dated June 4, 2004 appearing in this Annual Report on Form 11-K of the Modine 401(k) Retirement Plan for Salaried Employees for the year ended December 31, 2003.

/s/Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois

June 25, 2004

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the 2003 Form 11-K of the Modine 401(k) Retirement Plan for Salaried Employees of our report dated June 3, 2003 relating to the financial statements as of December 31, 2002 and for the year then ended.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

June 28, 2004